Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to the Registration Statements on Form S-8 (Commission Nos. 333-130339 and 333-152004) pertaining to the Agnico Eagle Mines Limited Amended and Restated Employee Stock Option Plan and the Agnico Eagle Mines Limited Amended and Restated Incentive Share Purchase Plan, of our reports dated March 24, 2022 with respect to the consolidated financial statements of Agnico Eagle Mines Limited, and the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited included in its Annual Report on Form 40-F, for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 25, 2022.

Toronto, Canada
May 13, 2022
/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Chartered Professional Accountants Licensed Public Accountants